

PRESS RELEASE

Crescent Point Closes Agreement to Dispose of Remaining Non-Core Southeast Saskatchewan Conventional Assets

June 7, 2021 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) has completed the disposition of its remaining non-core southeast Saskatchewan conventional assets ("Assets"), which were previously identified as disposition candidates, for cash proceeds of $93 million ("Transaction"). As a result of the Transaction, Crescent Point also reduced asset retirement obligations ("ARO") by approximately $220 million, or nearly 25 percent of its ARO balance as at March 31, 2021. Proceeds from the disposition have been directed to the Company's balance sheet.

Crescent Point considered the Assets to be non-core due to the significant associated ARO, operating expenses that were substantially higher than the corporate average and limited scalability. The Assets also generated minimal free cash flow, after incorporating development capital required to sustain production and reclamation activities, despite contributing annual net operating income of approximately $55 million based on current production of approximately 6,500 boe/d and US$60/bbl WTI.

Crescent Point's 2021 budgeted development capital expenditures range remains unchanged, as minimal development capital was allocated to these Assets for the remainder of the year. Reclamation activities that were previously budgeted for these Assets for the balance of 2021 will be redirected to reclaiming other properties as part of the Company's commitment to strong environmental, social and governance ("ESG") practices.

Crescent Point's acquisition and disposition strategy remains centered on its strategic priorities of enhancing the Company's balance sheet strength and sustainability. Crescent Point's revised 2021 guidance, which incorporates the Transaction, is expected to generate significant excess cash flow[Ŧ] of approximately $500 to $625 million at US$55/bbl to US$65/bbl WTI.

TD Securities Inc. acted as financial advisor to Crescent Point with respect to the Transaction. Peters & Co. Limited represented the Company as its strategic advisor.

2021 GUIDANCE

The Company's revised guidance for 2021 is as follows:

	Prior	Revised
Total Annual Average Production (boe/d) (1)	132,000 – 136,000	128,000 – 132,000

Capital Expenditures		
Development capital expenditures ($ million)	$575 - $625	$575 - $625
Capitalized G&A ($ million)	$35	$35
Total ($ million) (2)	$610 - $660	$610 - $660

Other Information for 2021 Guidance		
Reclamation activities ($ million) (3)	$15	$15
Capital lease payments ($ million)	$20	$20
Annual operating expenses	$625 - $645 million ($12.75 - $13.25/boe)	$595 - $615 million ($12.45 - $12.95/boe)
Royalties	11.5% - 12.5%	11.5% - 12.5%

1) The revised total annual average production (boe/d) is comprised of ~86% Oil & NGLs and 14% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated as follows: 86% drilling & development and 14% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

Ŧ Excess cash flow is a non-GAAP measure.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "excess cash flow" and "free cash flow". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Excess cash flow is calculated as free cash flow less dividends. Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Other Matters

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to: the direction of proceeds from the disposition of the Assets; the benefits of disposing of the Assets, including to the Company's ARO; characteristics of the Assets; the annual net operating income generated by, and production from, the Assets; development capital required to sustain production with the Assets; non-development capital and development capital allocations and directions; ESG commitments; acquisition and disposition strategy priorities; Crescent Point's revised 2021 guidance, which incorporates the Transaction, generating significant excess cash flow of approximately $500 to $625 million at US$55/bbl to US$65/bbl WTI; the Company's 2021 guidance, including: total annual average production, capital expenditures (including development capital expenditures and capitalized G&A), reclamation activities, capital lease payments, annual operating expenses, and royalties); and the allocations of development capital expenditures to drilling & development and facilities & seismic.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. The Company believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020, and for the quarter ended March 31, 2021, under the headings "Risk Factors" and "Forward-Looking Information".

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The current production associated with disposed Assets reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable: Light & Medium Crude Oil (85%), NGLs (8%) and Conventional Natural Gas (7%).

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.